ASSIGNMENT

I the undersigned, Bruce Zigler, do hereby transfer, set over and assign to American Marketing Complex Int'l Inc. a certain agreement dated July 12, 2010 between Kalex Corp, as Seller and the undersigned (the "Agreement") and all of my rights and obligations thereunder.

American Marketing Complex Int'l Inc., by executing this document, agrees to and hereby does assume all obligations on the part of Bruce Zigler to be performed under the Agreement.

Kalex Corp., by executing this document, does hereby acknowledge receipt of the assignment and furthermore agrees that Bruce Zigler is hereby relieved and released of all obligations and his part to be performed under the Agreement.

Dated: New York, New York
February 3, 2011


Bruce Zigler

AMERICAN MARKETING
COMPLEX INT'L INC.

By:

KALEX CORP.

By:
Arnold Sock , PRESIDENT

Assignment.Kalex 2.3.11